AQUA RESEARCH, LLC

FINANCIAL STATEMENTS

December 31, 2021 and 2020

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Board of Directors
Aqua Research, LLC
Albuquerque, New Mexico

We have reviewed the accompanying financial statements of Aqua Research, LLC, which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of entity management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion

We are required to be independent of Aqua Research, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America

Baca & Howard, P.C.

Albuquerque, New Mexico
January 23, 2023

AQUA RESEARCH, LLC

BALANCE SHEETS (Unaudited)

December 31,

See Independent Accountants' Review Report

ASSETS	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 108,906	$ 98,533
Accounts receivable	11,792	-
Inventory	322,185	150,097
Total current assets	442,883	248,630
PROPERTY AND EQUIPMENT - AT COST		
net of accumulated depreciation (Note C)	4,994	5,158
TOTAL ASSETS	$ 447,877	$ 253,788

LIABILITIES AND MEMBERS' EQUITY	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 12,512	$ 5,849
Accrued expenses	37,760	2,950
Note payable to member (Note D)	54,125	-
Total current liabilities	104,397	8,799
LONG-TERM LIABILITIES (Note D)		
Notes payable	244,495	91,019
Convertible notes	117,500	264,375
Due to member	164,094	159,694
TOTAL LIABILITIES	630,486	523,887
COMMITMENTS AND CONTINGENCIES (Note E)		
MEMBERS' EQUITY (Note E)	(182,609)	(270,099)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 447,877	$ 253,788

The accompanying notes are an integral part of these financial statements.

AQUA RESEARCH, LLC

STATEMENTS OF INCOME (Unaudited)

Years ended December 31,

See Independent Accountants' Review Report

	<u>2021</u>	<u>2020</u>
Revenues	$ 665,355	$ 1,175,727
Cost of revenues	351,215	550,940
Gross profit	314,140	624,787
General & administrative expenses	434,138	554,647
(Loss) Income from operations	(119,998)	70,140
Other income (expense)		
Interest expense	(23,226)	(31,885)
PPP loan forgiveness	68,214	14,500
Net (Loss) Income	$ (75,010)	$ 52,755

The accompanying notes are an integral part of these financial statements.

AQUA RESEARCH, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY (Unaudited)

Years ended December 31,

See Independent Accountants' Review Report

	Members' Equity
Balance at December 31, 2019	$ (621,854)
Notes converted to equity	299,000
Distributions	-
Net income	52,755
Balance at December 31, 2020	(270,099)
Notes converted to equity	162,500
Distributions	-
Net loss	(75,010)
Balance at December 31, 2021	$ (182,609)

The accompanying notes are an integral part of these financial statements.

AQUA RESEARCH, LLC

STATEMENTS OF CASH FLOWS (Unaudited)

Years ended December 31,

See Independent Accountants' Review Report

__Increase in cash and cash equivalents__		__2021__		__2020__
Cash flows from operating activities				
Cash received from customers	$	653,563	$	1,177,527
Cash paid to employees and suppliers		(915,804)		(1,263,393)
PPP loan forgiven		68,214		14,500
Net cash used in operating activities		(194,027)		(71,366)
Cash flows from financing activities				
Advances from (repayments to) member		54,400		(57,551)
Proceeds from convertible notes		-		100,000
Proceeds from long-term notes payable		150,000		88,800
Net cash provided by financing activities		204,400		131,249
Net increase in cash and cash equivalents		10,373		59,883
Cash and cash equivalents at beginning of year		98,533		38,650
Cash and cash equivalents at end of year	$	108,906	$	98,533

The accompanying notes are an integral part of these financial statements.

AQUA RESEARCH, LLC

STATEMENTS OF CASH FLOWS(Unaudited) – Continued

Years ended December 31,

See Independent Accountants' Review Report

Reconciliation of net (loss) income to net cash used in operating activities	2021	2020
Net (loss) income	$ (75,010)	$ 52,755
Adjustments to reconcile net (loss) income to net cash used in operating activities		
Depreciation	164	164
Interest accrued on long-term debt	7,601	2,219
Interest accrued on convertible notes	15,625	29,666
Change in assets and liabilities		
Accounts receivables	(11,792)	1,800
Inventory Asset	(172,088)	(135,838)
Accounts Payable	6,663	(21,413)
Accrued Expenses	34,810	(719)
Total adjustments	(119,017)	(124,121)
Net cash (used in) provided by operating activities	$ (194,027)	$ (71,366)

Supplemental Schedule of Noncash Investing and Financing Activities:

Convertible notes converted to equity	$ 162,500	$ 299,000
Equity issued for services	$ 28,700	$ -

The accompanying notes are an integral part of these financial statements.

AQUA RESEARCH, LLC

NOTE A – DESCRIPTION OF BUSINESS

Aqua Research, LLC (the "Company") was organized in New Mexico in 2011. The Company develops innovative water treatment technologies that meet the extreme needs within developing countries and provides sustainable water purification to outdoor enthusiasts, travelers, emergency preppers, first responders, Peace Corps, and the military. The Company's expertise resides primarily in electrolytic technologies that produce disinfectants from common salt to a variety of water filtration technologies.

The Company is located and headquartered in Albuquerque, New Mexico.

Risks and Uncertainties - The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital to fund operating losses, competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in water filtration technology.

The Company has incurred net losses, utilized cash in operations since inception, has deficit capital of $(182,609) as of December 31, 2021, and expects to incur future additional losses. The Company believes it will be able to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the Company does not achieve revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company's long-term success is dependent upon its ability to raise additional capital, market its existing products, increase revenues, and, ultimately, to achieve profitable operations.

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Use of Estimates - The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from these estimates.

Cash and Cash Equivalents – The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2021 and 2020, cash consists primarily of checking and savings deposits. The Company's cash balances occasionally exceed those that are federally insured. To date, the Company has not recognized any losses caused by uninsured balances.

Accounts Receivable and Allowance for Doubtful Accounts – Accounts receivable are stated at net realizable value. The Company generally does not require any security or collateral to support its receivables. The majority of customers are not extended credit. A receivable is considered past due if the Company has not received payments based on agreed-upon terms. On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a history of write-offs, collections, and current credit and economic conditions. Based on the evaluations of receivables, the allowance for doubtful accounts was $0 as of December 31, 2021 and 2020.

Property and Equipment – Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are to be amortized over the shorter of the lease term or the estimated useful life of the related asset. Leasehold improvements are being amortized over the tax life of 39 years; any difference is insignificant and not material to these financial statements.

Revenue Recognition – In May 2015, the FASB issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The Company adopted ASU No. 2014-09 and its related amendments (Collectively, known as ASC 606, *Revenue from Contracts with Customers*) effective January 1, 2019, using the modified retrospective approach to all contracts not completed at the date of initial application. Adoption of ASC 606 did not impact the timing of revenue recognition in the Company's financial statements for the prior annual periods. No contract assets or liabilities were required to be recognized at adoption

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Revenues are recognized when control of the promised goods or services are transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements.

- identify the contract with a customer,
- identify the performance obligations in the contract,
- determine the transaction price,
- allocate the transaction to performance obligations in the contract, and
- recognize revenue as the performance obligation is satisfied.

Under ASC Topic 606, the Company estimated the transaction price, including variable consideration, at the commencement of the contract and recognizes revenue over the contract term, rather than when fees become fixed or determinable.

Payment Terms

The Company's contracts with customers do not result in significant obligations associated with returns, refunds, or warranties. The payment terms are generally fixed and do not include variable revenues.

Contract Assets and Contract Liabilities (Deferred Revenue) – A contract asset results when goods or services have been transferred to the customer, but payment is contingent upon a future event, other than the passage of time (i.e., type of unbilled receivable). The Company does not have any material unbilled receivables, therefore, it does not have any contract assets. The Company only has accounts receivable as presented on the face of the balance sheet.

The Company records contract liabilities to deferred revenue when the Company receives customer payments in advance of the performance obligations being satisfied on the Company's contracts. Deferred revenue that will be recognized during the succeeding 12-month period is presented as short-term deferred revenue and the remaining portion is presented as long-term deferred revenue. The Company does not have any material deferred revenue and, therefore, does not have any contract liabilities.

AQUA RESEARCH, LLC

NOTES TO FINANCIAL STATEMENTS (Unaudited) – Continued

December 31, 2021 and 2020

See Independent Accountants' Review Report

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Concluded

Advertising Costs – Advertising costs are expensed as incurred.

Income Taxes – Aqua Research, LLC is treated as a partnership under the federal income tax code and does not incur income taxes. Any earnings and losses are included in the personal returns of the members, and taxed depending on their personal tax situations. Therefore, there are no income tax provisions presented in the accompanying financial statements.

Taxes Collected From Customers – Taxes collected from customers are netted against those remitted to government authorities in the accompanying financial statements. Accordingly, taxes collected from customers are not reported as revenue.

Accounting for Government Grants – Currently there is no authoritative guidance under U.S. GAAP that addresses accounting and reporting by a for-profit business entity that receives a forgivable loan from a government entity. Accordingly, management has elected to analogize to International Accounting Standards 20, *Accounting for Government Grants and Disclosure of Government Assistance*, which states that a forgivable loan from the government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan. Accordingly, the Company presents income from forgivable loans from government entities within other income (expense) in the statement of income when all performance obligations have been satisfied and forgiveness is reasonable assured.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2021	2020
Assets:		
Computer equipment	$ 2,036	$ 2,036
Leasehold improvements	6,403	6,403
	8,439	8,439
Less: Accumulated depreciation	3,445	3,281
Net property and equipment	$ 4,994	$ 5,158

Depreciation expense totaled $164 in each of 2021 and 2020.

NOTE D - LONG-TERM LIABILITIES

Long-term liabilities consist of the following:

Convertible Notes – As part of its capital financing, the Company has issued a number of convertible notes in face amounts between $25,000 and $50,000. The two $50,000 convertible notes outstanding at December 31, 2021, were issued April 3, 2020. All of the notes accrue simple interest at a rate of 10% per year and have an original maturity of three years from the date of issuance.

Under the terms of the notes, principal and interest are due and payable upon the earliest of a change in control, an event of default, or the maturing of the note.

A change in control is defined to be:
- Any merger or consolidation resulting in the holders of voting securities of the Company outstanding immediately prior thereto holding immediately thereafter 50% or less than the combined voting power of the voting securities of the Company or such surviving or acquiring entity outstanding immediately after such merger or consolidation.
- Any sale, lease, or other conveyance of all or substantially all of the assets of the Company.
- The voluntary or involuntary liquidation, dissolution, or winding up of the Company.
- The acquisition of "beneficial ownership" (defined as 50% or more of the combined voting power of the Company's then outstanding securities) by a person as defined in Rules 13(d) and 14(d) of the Securities Exchange Act of 1934.

Conversion of the note to an equity interest in the Company is automatic at note maturity. At the note's maturity, all of the outstanding principal amount and all accrued interest will be converted in Equity Units of the Company at a Company valuation equal to the then-current value of the Company, as agreed between the Company and the Holders of a majority of the principal of the then outstanding notes. If there is no agreement, the Company will use a valuation expert to determine the value.

A note will also be converted to an equity interest in the Company in the event of a Qualified Financing prior to the maturity date or a change in control. As defined in the note, a Qualified Financing shall mean an equity financing transaction (in a closing or a series of closings), the principal purpose of which is to raise capital, and pursuant to which the Company issues or will issue equity units in exchange for $2,000,000 or more. In this event, the principal balance and all accrued and unpaid interest shall be converted into units of the Company issued or to be issued by the Company in the Qualified Financing, except that the conversion shall be effected at a 10% discount to the price of the Equity Units issued in the Qualified Financing. This discount is not presented in the accompanying financial statements, as its value could not be determined at inception under the terms of this agreement.

NOTE D - LONG-TERM LIABILITIES – Continued

Loans from Government Agencies – the Company has the following loans from various government agencies:

Economic Injury Disaster Loan

The Company took an Economic Injury Disaster Loan (EIDL) from the US Small Business Administration (SBA) in the amount of $88,800 on April 22, 2020. Under the original terms of the loan, interest accrues at 3.75% per year on funds advanced from the dates of each advance. The term of the note is thirty years. Monthly payments of $433 were to begin 12 months from the date of the loan. The Company was granted additional time until the first payment was due, extending the payment holiday to a full thirty months.

The loan is collateralized by inventory; equipment; instruments, including promissory notes; chattel paper; documents; letter of credit rights; accounts, including health-care insurance receivables and credit card receivables; deposit accounts; commercial tort claims; and general intangibles. The Company can sell its inventory in the ordinary course of business but cannot sell or transfer any of the other collateral without the express prior consent of the SBA. Additionally, the Company cannot make distributions to its members or pay bonuses to members or employees without the consent of the SBA.

New Mexico Finance Authority Small Business Recovery and Stimulus Program Loan

The Company took a loan under this program of $150,000 on September 9, 2021. The loan is evidenced by two notes of $75,000 each, and the managing member personally guaranteed the second of these notes (referred to as Note A-2). The term of the loan is ten years.

The interest rate for the loan is fixed at 1.625% per year. Interest will not accrue the first year, and payments are not required. Beginning on the first anniversary of the Disbursement Date, interest shall be calculated on a simple interest, 30-360-day calendar year. Beginning on the second anniversary of the Disbursement Date, payments of interest on the loan are due and payable in annual installments. Following the third anniversary of the Disbursement Date, payments of principal and interest are due in monthly installments according to a schedule determined by the Lender, with interest calculated using the fixed rate above.

The loan is subject to several non-financial covenants.

NOTE D - LONG-TERM LIABILITIES – Continued

Loans from Members

Amounts Due to Managing Member

As more fully discussed in Note F, the managing member occasionally advances funds to the Company to provide working capital. Advances are repaid as funds become available. There is no note payable or agreement formalizing this arrangement. These amounts due to the managing member bear no interest. The amounts due under this arrangement are presented with the long-term liabilities in the accompanying financial statement as they will likely not be repaid within one year of the date of these financial statements. Eventual repayment will likely depend upon the Company successfully raising additional capital and the agreement of the other members.

Loan from member

A member other than the managing member loaned the Company$50,000 on February 2, 2021. Per the loan agreement, simple interest of 9% is to be charged. The initial term of the loan was six months, with an option to extend the note for an additional six months. Repayment of the loan is contingent upon the company being paid in full on four purchase orders outlined in the loan agreement. This loan is presented with the current liabilities in the accompanying financial statements.

Principal maturities of long-term debt are as follows:

Year ending March 31,

2022	$	-
2023		161,058
2024		5,126
2025		23,044
2026		23,105
Thereafter		192,091
	$	404,424

The principal maturities above do not include the $50,000 loan from member which is separately stated as a current liability. Also, none of the convertible notes are included – all of the convertible notes are payable to current members who have converted prior notes and are fully expected to convert these notes as well.

NOTE E - COMMITMENTS AND CONTINGENCIES

Leases – As discussed further in Note F, the Company subleases 1,895 square feet of office and lab space from and shares 600 square feet of shipping and receiving space with a related entity. The lease commenced August 1, 2018. At December 31, 2021, the Company is in year four of the original four year term of the lease. The lease provides for two additional two-year extension periods.

The annual minimum rent for year four of the original term is $21,274. The annual minimum rent is to increase 2.5% per year for each of the two year extension periods. Thus, the rent in year five will be $21,806 increasing to $22,351, then $22,910, and then $23,482 in year eight. The Company is responsible for its own insurance and a portion of shared costs.

Patent Purchase Agreement – The Company entered into an agreement on October 25, 2018, to purchase certain patents, intellectual property, know-how and trade secrets from another company. The Company was previously granted licenses to these patents and technologies but wishes to have exclusive control of them. Under the terms of the agreement, the Company will pay a variable percentage of gross sales (3% or 5%, as identified in the agreement) during the Measurement Period. The Measurement Period began September 30, 2015, and ends July 25, 2025. Any amounts due under the agreement (beginning on day one of the Measurement Period) do not become due until the year in which the Company achieves gross sales of $1,000,000 or more (referred to as the Trigger Year). Once the Measurement Period ends, the Company will have title to the patents and technologies listed in the agreement. Gross sales exceeding $1,000,000 was achieved during 2020. The amount due to the seller of $31,376 is included in accrued liabilities as of December 31, 2021, in the accompanying financial statements.

Warrants – In connection with two loans made to the Company on March 8, 2013, the Company issued two warrants to purchase ownership units at an exercise price of $10 per unit, up to a total of $25,000 per warrant. The warrants are exercisable through the tenth anniversary of their issuance barring the occurrence of one of the following:

- The closing of a firmly underwritten public offering of the Company's common stock, or
- The closing of a Change in Control.

Warrants issued in these types of transactions are typically valued and recorded as a discount to the notes payable giving rise to their issuance, which is amortized over the life of the warrant. These warrants were valued at zero. The loans with which these warrants were associated have been repaid.

AQUA RESEARCH, LLC

NOTES TO FINANCIAL STATEMENTS (Unaudited) – Continued

December 31, 2021 and 2020

See Independent Accountants' Review Report

NOTE F – RELATED-PARTY TRANSACTIONS

The Company sub-leases office space from a related company. The managing member is a stockholder in this related entity.

In the normal course of business, the managing member occasionally advances funds to the Company for cash flow purposes and is repaid as cash becomes available. At December 31, 2021, the Company owed the managing member $164,094 under this arrangement. Advances bear no interest and are not evidenced by a note payable or other written agreement.

NOTE G – SUBSEQUENT EVENTS

The Company evaluated subsequent events from December 31, 2021, the date of these financial statements, through January 23, 2023, which represents the date the financial statements were available for issuance, for events requiring recording or disclosure in the financial statements for the year ended December 31, 2021. The Company concluded that no events have occurred that would require recognition or disclosure in the financial statements, except as described below.

In anticipation of increasing efforts to raise capital through a crowdfunding intermediary, the Company created a new Delaware corporation, Aqua Research, Inc. Aqua Research, LLC was merged into the new corporation on June 30, 2022. The Company began operations as Aqua Research, Inc. on July 1, 2022. This merger was not a taxable event for the Company.

On July 1, 2022, the Patent Purchase Agreement was amended to change the ending date of the Measurement Period to December 31, 2028.

NOTE H – CORONAVIRUS & PAYCHECK PROTECTION PROGRAM ("PPP")

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. While the disruption was expected to be temporary, there is still uncertainty around its duration. Therefore, while management expects this matter to negatively impact the Corporation, results of operations, and financial position, the related financial impact cannot be reasonably estimated at this time.

Between April 20, 2020, and May 14, 2021, the Company borrowed $75,740 under the Paycheck Protection Program ("PPP"). Both loans required interest at 1% of borrowed amounts, matured in two years, and provided a payment deferral of at least six months.

NOTE H – CORONAVIRUS & PAYCHECK PROTECTION PROGRAM ("PPP") - Continued

As discussed at the end of Note B, the Company chose to analogize the treatment of these loans to the treatment outlined in International Accounting Standards 20. Under this standard, the loan is treated as a government grant when the Company has reasonable assurance that it will meet the terms for forgiveness of the loan. The first of the loans was taken to income in 2020. The second of the loans, including some accrued interest, was taken to income in 2021. The Company has received official notice from the SBA that both of these loans were forgiven.